EXHIBIT 12.1
Ladenburg Thalmann Financial Services Inc.
Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands, except ratios)
(unaudited)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges

Income (loss) before income taxes	$2,404	$(14,892)	$(12,302)	$(10,090)	$(17,604)
Add: Fixed charges	17,534	26,741	7,814	4,344	4,999

Income (loss) before income taxes and fixed charges	$19,938	$11,849	$(4,488)	$(5,746)	$(12,605)

Fixed Charges:
Total interest expense	$15,438	$24,541	$6,543	$3,241	$3,977
Interest factor in rents (1)	2,096	2,200	1,271	1,103	1,022

Total fixed charges	$17,534	$26,741	$7,814	$4,344	$4,999

Ratio of earnings to fixed charges	1.1	*	*	*	*

* Deficiency of earnings available to cover fixed charges	$—	$(14,892)	$(12,302)	$(10,090)	$(17,604)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Income (loss) before income taxes	$2,404	$(14,892)	$(12,302)	$(10,090)	$(17,604)
Add: Fixed charges	17,534	26,741	7,814	4,344	4,999

Income (loss) before income taxes and combined fixed charges	$19,938	$11,849	$(4,488)	$(5,746)	$(12,605)

Fixed Charges:
Total interest expense	$15,438	$24,541	$6,543	$3,241	$3,977
Interest factor in rents (1)	2,096	2,200	1,271	1,103	1,022
Preferred stock dividends (2)	11,518	—	—	—	—

Total combined fixed charges and preferred stock dividends	$29,052	$26,741	$7,814	$4,344	$4,999

Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	*	*	*

* Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(9,114)	$(14,892)	$(12,302)	$(10,090)	$(17,604)
(1) One-third of rent expense is the portion deemed representative of the interest factor.
(2) The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.